November 5, 2019

Justyn Howard
Chief Executive Officer
Sprout Social, Inc.
131 South Dearborn St., Suite 700
Chicago, Illinois 60603

       Re: Sprout Social, Inc.
           Registration Statement on Form S-1
           Filed October 25, 2019
           File No. 333-234316

Dear Mr. Howard:

       We have reviewed your registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Our reference to a prior comment is to a comment in our October 21, 2019 letter.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed October 25, 2019

Key Factors Affecting Our Performance
Acquiring new customers, page 66

1. We note your response to prior comment 2. We further note your disclosure on page 20 that you cannot accurately predict renewal rates, and your disclosure on page 22 that many of the key features of your platform and products have only launched in the past few years, and as a result of your limited operating history, your ability to forecast future operating results is limited. Given these limitations and the unpredictability of your renewal rates, please clarify why you calculate lifetime value of your customers using an estimated renewal rate rather than actual revenues and gross profits achieved. Further, considering that sales commissions are deferred and amortized over the expected period of benefit, clarify how sales and marketing expense represents all of your customer
 Justyn Howard
Sprout Social, Inc.
November 5, 2019
Page 2
       acquisition costs for a particular year.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Barbara Jacobs, Chief of Office of Assessment and Continuous
Improvement, at (202) 551-3735 with any other questions.



                                                           Sincerely,
FirstName LastNameJustyn Howard
                                                           Division of
Corporation Finance
Comapany NameSprout Social, Inc.
                                                           Office of Technology
November 5, 2019 Page 2
cc:       Christopher D. Lueking, Esq.
FirstName LastName